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                               August 12, 2021

       Maurice Dukes
       Chief Executive Officer
       PF Royalty I LLC
       2255 S. Wadsworth Blvd., Suite 106
       Lakewood, CO 80227

                                                        Re: PF Royalty I LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed July 29, 2021
                                                            File No. 024-11508

       Dear Mr. Dukes:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

       Amendment No.5 to Offering Statement on Form 1-A filed July 29, 2021

       Plan of Distribution, page 24

   1. We note your response to comment 3 and the revisions regarding monthly closings at
                                                        NAV. As currently
disclosed, it appears that an investor who submits a subscription after the first of the month
may not know the price per share that will be applicable to his or her subscription and since
the subscriptions are irrevocable, an investor may not be able to withdraw his or her
subscription prior to settlement. Please revise to clarify by which date you will publicly
disclose your monthly NAV and whether investors will be made aware of the price per share
that will be applied to his or her subscription prior to settlement and given the opportunity
to confirm subscription at such time.
 Maurice Dukes
PF Royalty I LLC
August 12, 2021
Page 2

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameMaurice Dukes
                                                           Division of
Corporation Finance
Comapany NamePF Royalty I LLC
                                                           Office of Real
Estate & Construction
August 12, 2021 Page 2
cc:       J. Martin Tate
FirstName LastName